Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

2007 SEP 27 A 9:22

12g-3-2(b) Exemption
File N°.82-34953

07026973

24 September 2007

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

Claire Giraut
Executive Vice President,
Chief Financial Officer

BIOMÉRIEUX

IPSEN
Innovation for patient care

Press release

bioMérieux and Ipsen Sign Theragnostics Agreement to Develop Companion Test for New Breast Cancer Treatment

Marcy l'Étoile and Paris (France) – 17 September 2007 - bioMérieux and Ipsen announce today that they have signed an agreement by which bioMérieux will develop a companion test for a new breast cancer drug undergoing clinical evaluation by Ipsen. The development will be co-funded by bioMérieux and Ipsen.

Ipsen is developing a novel breast cancer therapy, BN 83495, targeting the steroid sulfatase enzyme (STS). The new drug, designed to block this marker found in hormone-dependent breast cancer in postmenopausal women, is currently in phase I clinical development.

bioMérieux will devise a companion assay to determine the patients best suited to benefit from the new STS inhibitor treatment. The assay is intended for both the clinical development of the Ipsen drug as well as a diagnostic test, potentially for future commercialization. The test will be developed on bioMérieux's NucliSENS EasyQ® molecular diagnostics platform, using the company's proprietary NASBA® amplification technology.

"bioMérieux is very pleased to sign an important theragnostics partnership with Ipsen and bring a high medical value test to help advance cancer treatment options and improve patient prognosis," declared Stéphane Bancel, Chief Executive Officer of bioMérieux. "By teaming our expertise with that of biopharmaceutical companies, bioMérieux's goal is to contribute towards making the best medicine available to the right patients, while optimizing health costs," he added.

Jean-Luc Bélingard, Chairman and CEO of the Ipsen Group stated: "This innovative collaboration with bioMérieux is designed to help Ipsen accelerate the time-to-market of its potent steroid sulphatase inhibitor compound BN 83495, bringing, as soon as possible, its therapeutic benefits to those breast cancer patients showing potentially responsive clinical profiles".

bioMérieux has a dedicated theragnostics division based in Cambridge, Massachusetts, in the U.S. The company's scientists partner with pharmaceutical companies to develop innovative tests to be associated with specific therapies, focusing in particular on cancer, cardiovascular and infectious diseases.

Breast cancer is the most prevalent form of cancer worldwide with 1.1 million new cases diagnosed each year and responsible for some 502,000 deaths annually[1].

[1]WHO 2007

About Theragnostics
Theragnostics is the association of a diagnostic test with a therapy. A strategic focus at bioMérieux, theragnostics is part of an emerging trend in healthcare management.

There are three key applications:
- identifying patients who respond to treatment (efficacy tests);
- identifying patients for whom treatment would cause harmful side-effects;
- monitoring the response to a treatment and determining the most effective, non-toxic drug dosage.

bioMérieux has a dedicated theragnostics division based in the U.S. in Cambridge, Massachusetts, and backed by an extensive global network. The company is well-positioned for development in this field with 45,000 instruments installed worldwide and diagnostic platforms ranging from immunoassays to molecular biology and automated microbiology culturing systems.

About Steroid Sulphatase and Ipsen's BN 83495
The development of tumour marker tests is aimed at determining the molecular signature of tumours thus guiding a rational choice of treatment for defined patient groups. The pivotal role of the cytoplasmic enzyme STS (steroid sulphatase) in supporting steroids synthesis as well as breast tumour growth is now under investigation. Increased STS expression in breast tumours is thus hypothesised to have prognostic significance; Ipsen is conducting clinical studies to investigate the therapeutic benefit of BN 83495, a potent STS inhibitor, in breast cancer patients. A phase I clinical trial with BN 83495 in patients with breast cancer has been completed and the results demonstrated the inhibition of the sulphatase enzyme at the dosages tested in tumour biopsies.

About bioMérieux
Advancing Diagnostics to Improve Public Health
A world leader in the field of *in vitro* diagnostics for over 40 years, bioMérieux is present in more than 150 countries through 35 subsidiaries and a large network of distributors. In 2006, revenues reached €1.037 billion with 83% of sales outside of France.

bioMérieux provides diagnostic solutions (reagents, instruments, software), which determine the source of disease and contamination to improve patient health and ensure consumer safety. Our products are used for diagnosing infectious diseases and providing high medical value results for cardiovascular emergencies and cancer screening and monitoring. They are also used for detecting microorganisms in agri-food, pharmaceutical and cosmetic products. bioMérieux is listed on Eurolist by Euronext. For more information, visit www.bioMérieux.com.

About Ipsen
Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen' s shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. For more information on Ipsen, visit our website at www.ipsen.com.

BIOMÉRIEUX

IPSEN Innovation for patient care

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des marchés Financiers*.

For further information:

Ipsen
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

bioMérieux
Investor Relations
Hervé Laurent
Tel: + 33 4 78 87 22 37
investor.relations@eu.biomerieux.com

LT Value
Nancy Levain
Tel: + 33 1 55 27 15 88
nancy.levain@ltvalue.com

Media Relations
Koren Wolman-Tardy
Tel: + 33 4 78 87 20 08
media@eu.biomerieux.com

Image Sept
Laurence Heilbronn
Tel: + 33 1 53 70 74 64
lheilbronn@image7.fr

Estelle Guillot-Tantay
Tel: + 33 1 53 70 74 93
egt@image7.fr

IPSEN
Innovation for patient care

Press release

A major pharmaceutical company has taken an exclusive option to BA058, a compound licensed by Ipsen to Radius in 2005

BA058 currently in phase II for osteoporosis

Paris (France), 17 September 2007 - Ipsen (Euronext: FR0010259150; IPN) today announced that Radius Health ("Radius") has granted Novartis an option to obtain an exclusive worldwide license (except Japan) to develop and commercialize all formulations of BA058. The bone anabolic candidate BA058, a PTHrP (parathyroid hormone-related protein) analogue is currently in Phase II clinical studies conducted by Radius for the treatment of osteoporosis. In September 2005, Radius acquired from Ipsen exclusive rights to BA058 (a former Ipsen proprietary compound previously referred as BIM44058,) on a worldwide basis with the exception of Japan, where Ipsen previously granted an exclusive license for BA058 to the Japanese group, Teijin.

In the event that Novartis exercises the option to license BA058, Novartis would assume the global (except Japan) clinical development, manufacturing, and marketing of BA058 and all associated costs. Radius would receive payments upon the exercise of the option and on successful completion of certain development, regulatory, and commercial milestones. These payments together could total more than $500 million. In addition, Radius would be eligible to receive royalties on product sales and has retained the option to co-commercialize BA058 in the United States. Of this amount, Radius would in turn pay to Ipsen development, regulatory and commercial milestones that could total up to $125 million, as well as royalties calculated on a pro rata sales basis. Additional terms were not disclosed.

Commenting on the agreement, Stéphane Thiroloix, Executive Vice-President of the Ipsen Group, Corporate Development, stated that *"As part of its strategy to maximize the value of its R&D pipeline through partnerships, outside of its own targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), Ipsen is pleased that Radius has reached this Option Agreement to potentially partner BA058 with Novartis, a company with a world-leading franchise in osteoporosis therapy."*

About BA058

BA058, an analogue of human PTHrP, is currently in Phase II clinical trials conducted by Radius for the treatment of osteoporosis in postmenopausal women. PTHrP (parathyroid hormone-related protein) is a critical peptide for promoting new bone formation, with a role distinct from PTH (parathyroid hormone), which primarily regulates calcium homeostatis and bone resorption. BA058 build bone while reducing the risk of hypercalcemia or significant bone resorption. In preclinical testing it has demonstrated the potential to widen the anabolic window for bone therapeutics. This could enable improved convenience over currently available anabolic therapies, resulting in greater patient compliance and, ultimately, greater benefit to sufferers of osteoporosis.

IPSEN
Innovation for patient care

About Ipsen

Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen' s shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des Marchés Financiers*.

For further information:
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

END